                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2004
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X          Form 40-F
                          -----                  -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                    No   X
                     -----                 -----

This Form 6-K consists of:

"DEAR SHAREHOLDERS:

I would like to take this opportunity to welcome new investors to Northwestern
Mineral Ventures and to thank all shareholders for their continued support.

In this package you will find the Interim Financial Statements and Management
Discussion & Analysis for Northwestern's third quarter ended September 30, 2004.

Northwestern has been extremely active during Q3, making significant advancements in the growth and development of our company and our property portfolio. We successfully raised $125,660 in flow-through financing via a brokered private placement and, early in Q4, announced the closing of another
$315,000 private placement initiated during the third quarter. Proceeds from these two financings are being used in part to help fund our ongoing exploration programs in Canada's Northwest Territories (Bear Project), Mexico's State of
Durango (Picachos property) and the Sinaloa Gold Belt in Mexico (Tango property).

Further, we were pleased to have our common shares begin trading on the NASD
Bulletin Board in August. We believe that this U.S. listing is integral to increasing the company's visibility to institutional and retail investors in the active U.S. trading environment. With this listing, Northwestern's shares are now trading worldwide in Canadian, American and European markets.

BEAR PROJECT, NORTHWEST TERRITORIES
At our Bear Project, we were pleased to announce in September that the drill program at Longtom intersected high grade uranium mineralization. Based on recent drill results and historical records in the surrounding area, there are indications of a near surface uranium system with both size and high grade potential. We look forward to working with Fronteer, our joint venture partner in this project, to further explore and expand uranium targets over the course of the next year.

PICACHOS AND TANGO PROPERTIES, MEXICO
In July, we expanded our mineral concessions to include a 50% interest in two properties in Mexico - Picachos and Tango - representing our first foray into the emerging Latin American gold region. Under the terms of the agreement with
RNC Gold Inc., Northwestern has the right to spend $1.5 million on exploration before December 31, 2006, and generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. Following this acquisition, we commissioned an initial scoping study for the Picachos property, which has historically returned encouraging results from sampling.

In the coming months, we plan to build on our successes of the past quarters through the continued development of our properties in Mexico and Canada, while also strengthening the company through additional financings and potential acquisitions.

I look forward to informing you of our progress and further developments in the coming months.

Yours truly,

Kabir Ahmed
President and CEO
Northwestern Mineral Ventures

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004

This Management Discussion and Analysis is dated November 12, 2004 and is a review of the financial condition and results of operations of Northwestern
Mineral Ventures Inc. for the three-month and nine-month periods ended September
30, 2004 and should be read in conjunction with the interim financial statements and the audited 2003 financial statements. These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These documents along with others published by the Company are available on SEDAR at www.sedar.com or from the office of the Company.

The Company was formed in September 2003 for the purpose of acquiring, exploring and developing properties for the mining of precious and base metals. The
Company has no revenue generating projects at this time. The Company's ability to carry out its business plan rests with its ability to secure equity and other financings.

OVERVIEW OF PERFORMANCE

The Company is focused on uranium and iron oxide copper gold (IOCG) exploration in Canada's Northwest Territories and in Mexico. The Company has optioned five mineral properties (including the after-acquired Longtom claim) in Canada's
Northwest Territories (the "Bear Project"), and has optioned the Pichachos
Project, in Durango State, Mexico.

BEAR PROJECT, NWT

In this quarter, the Company completed a joint $1,000,000 exploration program on the Longtom claim with Fronteer Development Group. The Company contributed
$500,000, while Fronteer contributed the other $500,000 towards the exploration program. Results showed a high grade uranium intersection. The Company expects to develop a program for next year to further develop the uranium targets.

PICHACHOS PROJECT, MEXICO

The Company has commissioned an initial scoping study of the Pichachos Project, in order to identify the most promising IOCG targets, and to develop a recommended work program. Once the study is completed, the Company expects to commence execution of the recommended work program by early 2005.

The Company has raised $2,136,000 through equity financings. As part of the initial public offering financing, its common shares have commenced trading on the TSX Venture Exchange under the symbol "NWT".

The Company's shares also commenced trading under the symbol "NMV" on the Berlin
Stock Exchange on March 30, 2004 and on the Frankfurt Stock Exchange on April 5,
2004. Management believes that the Berlin and Frankfurt listings will be strategically important to accessing larger capital pools in the European market. Subsequent to September 30, 2004, the Company has commenced a market awareness initiative in the fourth quarter of 2004, in order to support its
European listing. In July 2004, the Company's common shares were split on a two for one basis.

RESULTS OF OPERATIONS/MINERAL ACTIVITIES

For the nine-month period ended September 30, 2004, the Company incurred deferred exploration expenses on the Bear project of $525,065, $59,282 on the new Picachos project in Mexico and a loss from operations of $706,314 or $0.02 per share.

During the three months ended September 30, 2004, the Company incurred exploration expenses on the Bear project of $387,838, $59,282 on the new
Picachos project in Mexico and a loss from operations of $186,657 or $0.01 per share.

There were no comparative expenditures or operations for the 2003 periods as the
Company was only formed in September 2003.

In March 2004, the Company raised financing from an Initial Public Offering of
$1,500,000 through the issuance of 15 million common shares. The commission to the agent on the financing was 7% or $105,000 and other costs for legal and accounting services amounted to $67,000.

The loss from operations for the nine-month period was in large part due to the value of the stock options granted to directors, officers and an investor relations firm amounting to $340,000. Other operating costs during the period totalled $366,000 which included management fees of $113,000, $170,000 for investor relations and business development, $50,000 for professional fees and
$33,000 for office and administration expenses. During the second quarter of
2004, an investor relations firm was hired for an initial one-year period at a rate of $13,500 per month.

Mineral property activities during 2004 for the Bear project consisted of an initial option payment of $20,000 in the first quarter and in the second quarter commencement of exploration activities including diamond drilling in the third quarter.

In the third quarter of 2004, the Company acquired an option on the Picachos silver-gold project in Mexico. The Company is required to spend $500,000 in the first year and an additional $1 million in the following year and a half. It must also complete a feasibility study to earn a 50% interest.

SELECTED FINANCIAL INFORMATION

---------------------- ------------------- ------------------- ------------------- --------------------
                        3rd Quarter Ended   2nd Quarter Ended   1st Quarter Ended   4th Quarter Ended
                          Sept. 30, 2004      June 30, 2004       March 31, 2004    December 31, 2003
---------------------- ------------------- ------------------- ------------------- --------------------

Revenue                              $Nil               $Nil                 $Nil                $Nil
Loss for period                $  187,000         $  119,000           $  401,000          $   33,000
Loss per share                 $     0.01         $     0.01           $     0.07          $     0.01
Total assets                   $1,334,000         $1,408,000           $1,466,000          $  172,000
Shareholders' equity           $1,199,000         $1,279,000           $1,398,000          $  162,000
---------------------- ------------------- ------------------- ------------------- --------------------

The information for the 4th quarter ended December 31, 2004, related to the period from incorporation in September 2003 to December 2003.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had working capital of $620,822 up from
$162,413 at December 31, 2003. This increase resulted from the net proceeds of the initial public offering less operating and mineral property costs incurred during 2004.

Subsequent to September 30, 2004, the Company closed a private placement financing of 450,000 units for gross proceeds of $315,000. Each unit consisted on one common share and one share purchase warrant. Each whole purchase warrant entitles the holder therof to acquire an additional common share at a cost of
$0.95 for a period of 18 months. In addition, on closing, the Company paid a commission of $22,050 to the agent and issued to the agent 31,500 broker warrants, each of which entitles the agent to acquire one unit for $0.70 until
April 15, 2006. Subsequent to September 30, 2004, the Company also signed an agency agreement with a brokerage firm to secure private placement financing of units at a price of $0.65 per unit, for a minimum of $650,000 and a maximum of
$1,625,000. Each unit will consist of one common share and one half of a share purchase warrant. Each whole share purchase warrant will be exercisable at $0.95 for eighteen months.

The ability of the Company to successfully acquire additional mineral projects is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

SHARES ISSUED AND OUTSTANDING
At November 20, 2004, the issued and outstanding common shares of the Company totalled 36,656,000. In addition, 1,060,000 stock options have been granted to purchase common shares and there are outstanding 450,000 share purchase warrants and 31,500 broker warrants, which entitles the holder to convert into units.

RELATED PARTY TRANSACTIONS
During the nine months ended September 30, 2004, consulting fees paid to the
President of the Company totalled $97,500.

RISKS AND UNCERTAINTIES
EXPLORATION AND DEVELOPMENT RISKS
The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have a known body of commercial ore.
Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

FINANCING RISKS
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. The
Company will require additional financing if ongoing exploration of its properties is warranted.

MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES
Mineral properties and deferred exploration expenditures represent the capitalized expenditures related to the acquisition, exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Canadian GAAP allows alternate treatment of mineral rights with respect to balance sheet classification. CICA Handbook Section 1581 Business Combinations
defines such assets as intangible assets while CICA Handbook Section 3061 defines acquired mineral rights as property, plant and equipment. In the United
States, the Securities and Exchange Commission has interpreted FASB 141 Business
Combinations, which is consistent with CICA HB 1581, in such a way that under
U.S. GAAP mineral rights are classified as intangible assets. The issue has been referred to the Emerging Issues Task Force ("EITF") for its consideration. There can be no certainty as to the conclusions that will be reached under US GAAP, nor as to whether Canadian GAAP will continue to allow alternate treatments.

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and

development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS
ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement
Obligations." Under this Section, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset.
The Company is required to adopt Section 3110 on January 1, 2004 The Company has determined that the impact of implementation of these guidelines on its 2004 consolidated financial statements will not be material.

                             NOTICE TO SHAREHOLDERS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

                       NORTHWESTERN MINERAL VENTURES INC.

Responsibility for Financial Statements
---------------------------------------

The accompanying financial statements for Northwestern Minerals Ventures Inc.
have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the
Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement
---------------------

The auditors of Northwestern Minerals Ventures Inc. have not performed a review of the unaudited financial statements for the three and nine months ended
September 30, 2004 and September 30, 2003.

NORTHWESTERN MINERAL VENTURES INC.

                                 Balance Sheets

                                                                   September 30,   December 31,
                                                                      2004            2003
                                                                    (Unaudited)     (Audited)
------------------------------------------------------------------------------------------------

ASSETS

Current
     Cash and equivalents                                           $   687,973    $   172,413
     Amounts receivable and prepaid expenses                             67,681           --
------------------------------------------------------------------------------------------------
                                                                        755,654        172,413

Mineral properties and deferred exploration expenditures (Note 4)       578,346           --
------------------------------------------------------------------------------------------------
                                                                    $ 1,334,000    $   172,413
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
     Accounts payable and accrued liabilities                       $   134,832    $    10,000
------------------------------------------------------------------------------------------------

Shareholders' equity

Share capital
     Authorized - unlimited common shares
     Issued
           Common shares (Note 3)                                     1,598,366            101
     Contributed surplus                                                340,213           --
     Special Warrants                                                      --          195,409
Deficit                                                                (739,411)       (33,097)
------------------------------------------------------------------------------------------------
                                                                      1,199,168        162,413
------------------------------------------------------------------------------------------------
                                                                    $ 1,334,000    $   172,413
================================================================================================

NORTHWESTERN MINERAL VENTURES INC.

                      Statements of Operations and Deficit

                                                                 Three Months Ended            Nine Months Ended
                                                                    September 30,                September 30,
                                                                     (Unaudited)                  (Unaudited)
                                                                2004           2003          2004           2003
---------------------------------------------------------------------------------------------------------------------

Expenses
    Management and administrative services                   $  52,500      $    --       $ 112,500       $    --
    Investor relations, and business development                80,563           --         169,853            --
    Professional fees                                            1,025           --          50,486            --
    Office and administration                                   20,356           --          33,262            --
    Compensation expense (Note 5)                               32,213           --         340,213            --
                                                             ---------      ---------     ---------       ---------
                                                               186,657           --         706,314            --
                                                             ---------      ---------     ---------       ---------

Net loss for the period                                       (186,657)          --        (706,314)           --

DEFICIT, beginning of period                                  (552,754)          --         (33,097)           --
                                                             ---------      ---------     ---------       ---------

DEFICIT, end of period                                       $(739,411)     $    --       $(739,411)      $    --
                                                             =========      =========     =========       =========
=====================================================================================================================

NORTHWESTERN MINERAL VENTURES INC.

STATEMENTS OF CASH FLOWS

                                                                 Three Months ended            Nine Months Ended
                                                                    September 30,                September 30,
                                                                     (Unaudited)                  (Unaudited)
                                                                2004           2003          2004           2003
---------------------------------------------------------------------------------------------------------------------

Cash provided by (used in)

OPERATING ACTIVITIES
   Net loss for the period                                  $  (186,657)   $      --      $  (706,314)   $      --
   Compensation expense (Note 5)                                 32,213           --          340,213           --
   Changes in non-cash working capital items                    (26,274)          --           57,151           --
                                                            -----------    -----------    -----------    -----------
                                                               (180,718)          --         (308,950)          --
                                                            -----------    -----------    -----------    -----------
INVESTING ACTIVITIES
   Mineral properties and deferred exploration
   expenditures                                                (441,119)          --         (578,346)          --
                                                            -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Issue of common shares, net of costs                          74,819            101      1,402,856            101
                                                            -----------    -----------    -----------    -----------

Change in cash and equivalents                                 (547,018)           101        515,560            101

Cash and equivalents, beginning of period                     1,234,991           --          172,413           --
                                                            -----------    -----------    -----------    -----------

Cash and equivalents, end of period                         $   687,973    $       101    $   687,973    $       101
                                                            ===========    ===========    ===========    ===========
=====================================================================================================================

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
                      NINE MONTHS ENDED SEPTEMBER 30, 2004
                                   (UNAUDITED)
--------------------------------------------------------------------------------

1. ACCOUNTING POLICIES
Northwestern Mineral Ventures Inc. (the "Company") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated
September 26, 2003. The Company carries on business in one segment, being the acquisition, exploration and development of properties for the mining of precious and base metals, in Canada and Mexico.

The unaudited financial statements have been prepared in accordance with
Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments
(consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended December 31, 2003, except as disclosed in Note 2. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended December 31, 2003.

BASIS OF PRESENTATION

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

As at September 30, 2004, the Company had cash and cash equivalents of $687,973 and working capital of $620,822. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due. However, the Company does not have sufficient resources to meet its exploration property commitments as described in Notes 6 and 8(b) of the audited December 31, 2003 financial statements and Note 4(2) of these unaudited financial statements.

The Company's ability to continue operations and meet its exploration property commitments is dependent on management's ability to secure additional financing.
Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is substantial doubt about the ability of the Company to continue as a going concern.

2. CHANGE IN ACCOUNTING POLICY

The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

In 2004, the Company prospectively adopted the recommendation of the Emerging
Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants
("CICA"). EIC 146 requires the recognition of the foregone tax benefit at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
NINE MONTHS ENDED SEPTEMBER 30, 2004
(UNAUDITED)
--------------------------------------------------------------------------------

3. SHARE CAPITAL

                                                   Shares            Amount
--------------------------------------------------------------------------------

Balance, December 31, 2003 (audited)              1,000,000       $       101
Public offering (*)                              15,000,000         1,500,000
Special warrants exercised (**)                   2,000,000           195,409
Stock-split (2 for 1) (***)                      18,000,000              --
Flow-through private placement (****)               206,000           125,660
Cost of issue - cash laid out                          --            (222,804)
                                                -----------       -----------
Balance, September 30, 2004 (unaudited)          36,206,000       $ 1,598,366
                                                ===========       ===========
--------------------------------------------------------------------------------

(*) The Company entered into an Agency Agreement with Dominick & Dominick
Securities Inc. ("Dominick") to appoint Dominick as agent of the Company to offer for sale, on a best efforts basis, by way of prospectus, a minimum of
8,000,000 and a maximum of 15,000,000 common shares of the Company, at a price of $0.10 per share, for aggregate proceeds of a minimum of $800,000 and a maximum of $1,500,000 (the "Offering"). The offering was completed February 26,
2004 through the sale of 15,000,000 common shares for gross proceeds of
$1,500,000.

Pursuant to the Agency Agreement, Dominick received a commission equal to 7% of the gross proceeds of the Offering ($0.007) per common share for an aggregate commission of $105,000. Final receipt for the prospectus was obtained January
12, 2004 (the "Receipt Date").

(**) The special warrants referred to in Note 3(d) of the audited December 31,
2003 financial statements were exercised at no additional cost into 2,000,000 common shares following the Receipt Date.

(***) On July 21, 2004, the Company completed a stock split effective July
23,2004, pursuant to which each issued common share of the Company will be subdivided into two common shares. The stock split was approved at the annual and special meeting of the shareholders of the Company held on June 23, 2004.
Each registered holder of common shares of the Company of record on July 27,
2004 received one (1) additional New Share for every common share held.

(****) The Company arranged a private placement flow-through financing consisting of 206,000 common shares for proceeds of $125,660. This amount will be renounced at a later date and the tax impact will be recognized at that time.

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
NINE MONTHS ENDED SEPTEMBER 30, 2004
(UNAUDITED)
--------------------------------------------------------------------------------

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

At September 30, 2004, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:

                                Opening                      Ending          Ending
                                Balance                      Balance         Balance
                               January 1,                  September 30,   December 31,
                                  2004       Additions         2004          2003
                                                               (3)
---------------------------------------------------------------------------------------

Bear Project (1)               $    --       $ 525,065      $ 525,065        $  --
Picachos Project (2)                --          59,282         59,282           --
Capitalized interest                --          (6,001)        (6,001)          --
                               ---------     ---------      ---------        ------
                               $    --       $ 578,346      $ 578,346        $  --
                               =========     =========      =========        ======
---------------------------------------------------------------------------------------

(1) The Company and Fronteer Development Group Inc. ("Fronteer") executed a definitive formal agreement along with an amending agreement to earn an interest in the Conjuror, Achook and McPhoo claims in the Northwest Territories. Refer to
Note 6 and Note 8(b) of the audited December 31, 2003 financial statements for further details.

On June 25, 2004, the Company secured the option rights to the Longtom claims from Fronteer Development Group. The Longtom claims will be an "after acquired"
addition to the Company's existing option rights on the Bear Project. As part of the agreement, the companies agreed to share equally the proposed $1 million program on these claims. This expenditure will satisfy the Company's first year expenditure commitment on the Bear Project.

(2) On July 14, 2004 the Company entered into an Option Agreement with RNC Gold
Inc. ("RNC") to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico and the 3,500 hectare Tango gold concession in Sinaloa, Mexico. In order to earn its interest, the Company must expend C$1.5 million in exploration expenditures, on or before December 31,
2006. The Company has committed to spending $500,000 in year one and $1-million in year two. Also part of the agreement, the Company must generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The president of the Company is also a director of RNC.

(3) All Company operations and assets are located in Canada except for the
Picachos Project, which is located in Mexico.

5. STOCK OPTIONS AND CONTRIBUTED SURPLUS

                                                       Number of     Weighted Average
                                                        Options       Exercise Price
                                                                           ($)
----------------------------------------------------------------------------------------

        Balance, December 31, 2003                           nil          0.00
        Granted                                          500,000          1.21
        Stock-option split (2 for 1) (Note 3(***))       500,000          0.00
                                                       ---------          ----
        Balance,  September 30, 2004                   1,000,000          0.61
                                                       =========          ====
----------------------------------------------------------------------------------------

On March 26, 2004, 350,000 stock options were given to directors and officers of the Company. For purposes of estimating the fair market value under the
Black-Scholes option pricing model, the options were valued at $308,000. The following assumptions were used to estimate this figure: expected dividend yield
- 0%; expected volatility - 100%; risk-free interest rate - 4.0%; and an expected average life of 5 years.

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
NINE MONTHS ENDED SEPTEMBER 30, 2004
(UNAUDITED)
--------------------------------------------------------------------------------

5. STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

On April 23, 2004, 150,000 stock options were issued to a firm that provides investor relations to the Company. The following assumptions were used under the
Black-Scholes option pricing model: dividend yield of 0%; expected volatility of
100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $128,850 and will be expensed in the statement of operations and deficit as these options vest on the third, sixth, ninth and twelfth month anniversary of their grant. As of September 30, 2004, $32,213 was charged to the statement of operations and deficit and contributed surplus and
$96,637 will be expensed in the statement of operations and deficit when these options vest.

As at September 30, 2004, the Company had the following stock options outstanding:

                                 NUMBER OF     EXERCISE               EXPIRY
                                  OPTIONS      PRICE ($)               DATE
--------------------------------------------------------------------------------

                                  700,000       0.575            March 26, 2009
                                  300,000       0.675            April 23, 2007
                                ---------
                                1,000,000
--------------------------------------------------------------------------------

6. LOSS PER SHARE

The basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is anti-dilutive for both periods presented.

The following table sets forth the computation of basic and diluted loss per share:

                                       Three Months ended                Nine Months Ended
                                          September 30,                    September 30,
                                           (Unaudited)                      (Unaudited)
                                       2004           2003            2004              2003
---------------------------------------------------------------------------------------------------

Basic and diluted loss per share   $      (0.01)      $0.00       $      (0.02)        $0.00
                                   ------------       -----       ------------         -----

Numerator:

   Net loss for the period         $   (186,657)      $--         $   (706,314)        $--
                                   ------------       -----       ------------         -----

Denominator:

   Weighted average number of
   common shares                     36,046,656        --           28,998,254          --
                                   ------------       -----       ------------         -----
---------------------------------------------------------------------------------------------------

7. RELATED PARTY TRANSACTIONS

Management and administrative services totaling $112,500, were expensed and paid to certain officers of the Company.

NORTHWESTERN MINERAL VENTURES INC.
Notes to Financial Statements
NINE MONTHS ENDED SEPTEMBER 30, 2004
(UNAUDITED)

8. INCOME TAXES

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.
This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited December 31, 2003 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

9. SUBSEQUENT EVENTS

Subsequent to September 30, 2004 the following events occurred:

(a) The Company granted 60,000 three-year stock options exercisable at $0.72 each to a consultant.

(b) The Company completed a private placement financing of 450,000 units for gross proceeds of $315,000. Each unit consisted of one common share and one share purchase warrant exercisable at $0.95 until April 15, 2006. The agent was also granted "broker warrants" entitling it to acquire 31,500 common shares at an exercise price of $0.70 each until October 15, 2005.

(c) The Company signed an agency agreement with a brokerage firm to complete a best efforts private placement financing at $0.65 per unit for a minimum of
$650,000 and a maximum of $1,625,000. Each unit will consist of one common share and one half of a share purchase warrant. Each whole share purchase warrant will be exercisable at $0.95 for eighteen months. The agent will receive a $10,000 finance fee and a cash commission of 10% of the gross proceeds raised.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Northwestern Mineral Ventures Inc.

                                       By: /s/ Kabir Ahmed
                                           --------------------------------
                                           Kabir Ahmed
                                           President

Date: November 16, 2004